

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2023

Murray Bailey
Chief Executive Officer and President
EESTech, Inc.
Suite 417, 241 Adelaide Street
Brisbane, 4000, Australia

> **Re: EESTech, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed January 17, 2023**
> **File No. 000-32863**

Dear Murray Bailey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G/A1 filed January 17, 2023

Description of Business
Samancor Chrome Holdings Proprietary Limited, page 11

1. Please supplementally provide for our review, pursuant to Rule 12b-4 of the Exchange Act, the unredacted version of the contract dated February 21, 2019 with Samancor Chrome Limited (Samancor), which was attached as Exhibit 10.1 to your Form 10-12G filed on October 26, 2022.

2. We note your product ThermaSand is the beneficiated product remaining after removing 99% of the contained ferrochrome minerals from your processed tailings sand. Your $150 per ton ThermaSand price link, https://www.alibaba.com/product-detail/Ferro-Chrome-Sand is not functional and may not be the appropriate foundry sand product price for comparison to your ThermaSand. Please update the link to a product comparable to your

ThermaSand, comparing this product price and specifications to those of ThermaSand, and include a graph of this product price over the last 5 years.

We note you forecasted a price of $150 per ton chrome concentrate (WRAM-ROX) based on your contract with Samancor and compared this price using the link https://trade-metal.com/chromite-ore-price-s5328.html that shows various chromite ore prices. Please clarify which product from the link is comparable with your WRAM-ROX product specifications and include a graph of this chrome concentrate price over the last 5 years.

We note your alternative pricing scenario where your beneficiated concentrate is upgraded to ferrochrome metal and you will receive no lower than $1,200 per ton, which is the discounted floor price Samancor is contracted to purchase ferrochrome metal from you, and which is compared to the current market price of ferrochrome metal of approximately US$1,335 per ton. Please disclose in your filing the specifications and related current price for your ferrochrome metal product.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David Mittelman